February 8, 2011

Mr. Lyn Shenk

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street NE

Washington, D.C. 20549

Re:	Jamba, Inc.

Form 10-K for Fiscal Year Ended December 29, 2009

Filed March 10, 2010

Definitive Proxy Statement on Schedule 14A

Filed April 1, 2010

File No. 001-32552

Dear Mr. Shenk:

This letter responds to the letter of the staff (the “Staff”) of the Securities and Exchange Commission, dated January 25, 2011, to Jamba, Inc. (referred to herein as the “Company”) regarding the Company’s Form 10-K for the fiscal year ended December 29, 2009 and Definitive Proxy Statement on Schedule 14A, filed on April 1, 2010. This letter sets forth each comment of the Staff in the comment letter (in italics, numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response.

Form 10-K for Fiscal Year Ended December 29, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Jamba, Inc. Results of Operations – Fiscal 2009 Compared to Fiscal 2008, page 45

1.	Please refer to your response to our prior comment three. We have reviewed the sample expanded disclosure included in your response and note that you still have not quantified the absolute impact of several of the factors that resulted in the fluctuation in your reported “Company Store” revenue for fiscal years 2009 and 2008. For example, your sample disclosure does not include quantification of the absolute impact of (i) the reduction in transaction count, (ii) the increase in average check, or (iii) the net decrease in Company Stores. As such, we reissue our prior comment. Please revise your disclosure to quantify the absolute impact of all factors that materially impacted your reported revenue and costs. Provide a sample of your proposed revised disclosure as part of your response.

February 8, 2011

Page Two

The Company acknowledges the Staff’s comment and will expand its disclosure in future filings to quantify the absolute impact of all factors that materially impact the Company’s reported revenue and costs. An example of the Company’s revised disclosure relating to Company Store revenue for fiscal year 2009 is as follows:

Company Store revenue

Company Store revenue in fiscal 2009 was $295.6 million, a decrease of $38.2 million, or 11.4%, compared Company Store revenue in fiscal 2008 of $333.8 million. The decrease in Company Store Revenue was due primarily to declines in same-store sales and decreases in the average number of Company Stores, as illustrated by the following table:

Increase/(Decrease)
2009 vs. 2008
Same-store sales declines	$(33,003)
Decreases in number of Company Stores	(5,173)

Total change in Company Store Revenue	$(38,176)

Same-store sales declined $33.0 million in 2009, or 10.3%, attributable to a decrease of 16.8% due to lower transaction count, partially offset by an increase of 6.5% attributable to an increase in average check as compared to the prior year. At the end of fiscal 2009, approximately 99% of our Company Stores base had been open for at least 13 full fiscal periods.

We experienced a net decrease of 33 Company Stores operating as compared to the prior year period, which included opening two new Company Stores, closing eight stores and refranchising 27 Company Stores in connection with our refranchising initiative. We also experienced a closure of 22 Company Stores at the end of fiscal 2008 which further contributed to the relative decrease.

Definitive Proxy Statement on Schedule 14A

Non-Equity Incentive Compensation, page 17

2.	We note your response to our prior comment 9 and reissue in part. In future filings, if different EBITDA targets are established for your Chief Executive Officer and other named executive officers, please provide a detailed explanation for the differences to include your Compensation and Executive Development Committee’s rational for establishing the different targets. Please confirm your understanding.

February 8, 2011

Page Three

The Company acknowledges the Staff’s comment and will provide a detailed explanation of the differences to include its Compensation and Executive Development Committee’s rationale for establishing the different targets in future filings if different EBITDA targets are established for its Chief Executive Officer and other named executive officers.

*        *        *

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (510) 596-0105.

Sincerely, Jamba, Inc.

/s/ Karen L. Luey
Karen L. Luey
Chief Financial Officer

cc:	Michael Fox, Esq. (via e-mail: mfox@JambaJuice.com)

Eric Wang, Esq. (via e-mail: eric.wang@dlapiper.com